

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05000847

January 6, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-6-2005

Re: International Business Machines Corporation
Incoming letter dated December 13, 2004

Dear Mr. Moskowitz:

This is in response to your letter dated December 13, 2004 concerning the shareholder proposal submitted to IBM by Edward S. Lowry and M. J. Leslie Lowry. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
JAN 10 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Edward S. Lowry
M. J. Leslie Lowry
7 Alder Way
Bedford, MA 01730

51143



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504


RECEIVED
DEC 14 2004
179
WASH., D.C.

December 13, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Subject: Stockholder Proposal of Mr. and Mrs. Edward S. Lowry

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of a proposal (the "Proposal") submitted to International Business Machines Corporation (the "Company" or "IBM") by Mr. Edward S. Lowry, a former IBM employee, together with M.J. Leslie Lowry, as joint tenants. (See **Exhibit A**). Mr. Lowry will be sometimes hereinafter be referred to for convenience as the "Proponent".

The Proposal seeks for the Company to:

> "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago."

IBM believes the Proposal may be properly omitted from the proxy materials for IBM's annual meeting of shareholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may properly be omitted from the Company's proxy materials for the 2005 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has determined that a proposal is excludable under Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7), if the proposal involves business matters that are mundane in nature and does not implicate any substantial policy or other considerations. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999, [1976-77 Transfer Binder] Fed. Sec. L. Rep. ¶ 80,812, at 87,123, 87,131 (Nov. 22, 1976).

The Commission has also noted more recently that "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108) See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982) , at note 47. This Proposal presents precisely such a situation.

At its essence, the instant Proposal seeks for the Company to make our software simpler, and wants us to do so by employing technology designed by IBM 30 years ago. More specifically, the Proponent wants us to employ the very methodology the Proponent himself wrote up in a 1977 IBM Technical Report while employed by IBM. An abstract of the Proponent's Technical Report, entitled "PROSE Specification," is set forth as **Exhibit B**. A complete copy of such report is available to the staff upon request. As described below, the Proposal relates to the mainline business of the Company and how we design our software products, and it invokes no substantial policy or other considerations. As such, the instant Proposal is subject to omission under Rule 14a-8(i)(7).

THE DESIGN, DEVELOPMENT AND SUPPORT OF IBM'S SOFTWARE ARE ALL MATTERS FALLING DIRECTLY WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

IBM is a global information technology company, and software is a very important part of our business. In 2003, IBM reported total revenue of over $89 billion. Over $14 billion of such revenue came from our Software Segment. Gross Profit for the Software Segment was over $12 billion, with a resulting gross profit margin for this segment of 86.5%. We are very proud of our software offerings. IBM offers a variety of software products, including, among others, our WebSphere family, Data Management DB2, and many other software products from Lotus, Tivoli, Rational and other software companies IBM acquired and integrated into our business. In short, software technology is integral to our business, and we design, develop and support our software in the ordinary course of our business. A complete overview of IBM software offerings can be gleaned by visiting

http://www-306.ibm.com/software/ on the Internet. (See **Exhibit C**)

The Proponent is a former IBM employee and a computer programming specialist. As such, he is knowledgeable on technological matters and related software programming concepts. The Proponent, looking at today's software technology, believes it is too complex. He asks IBM to improve the quality of our software by making it simpler. He points us to a 71 page Technical Report ***he authored*** at the IBM Poughkeepsie, New York Laboratory, entitled PROSE Specification. The abstract to his Technical Report, set forth as **Exhibit B** hereto, provides:

PROSE is a formal programming language with a high degree of data representation independence. The objective of PROSE is to improve ease of use by reducing complexity. Complexity addresses total user interface, user programs and automatic analysis of programs.[1]

The Proponent's ideas, while certainly thoughtful, are not properly the subject of a stockholder proposal, as they fall directly within the Company's ordinary business operations under Rule 14a-8(i)(7). Company decision making related to our software and other product design, development and support all are clearly matters for IBM management, rather than shareholder evaluation, and are therefore all part of the ordinary business operations of the Company.

In this connection, the Commission has long recognized that a variety of proposals regarding the selection of products, services or offerings to be developed by a registrant, as well as proposals regarding the manner in which those products, services or offerings should be designed, developed, distributed, promoted or supported by a registrant, relate to a company's ordinary business operations and are thereby excludable from proxy consideration under Rule 14a-8(i)(7). See Pfizer Inc. (January 25, 2004)(product research, development and testing are ordinary business matters); H.J. Heinz Company (June 2, 1999)(submissions relating to various aspects of Heinz's operations, including pickle processing methods and the distribution and sale of pickles, were properly excluded as ordinary business matters under Rule 14a-8(i)(7)); General Electric Company (February 4, 1999)(proposal to offer long term care insurance was properly excluded as relating to company's ordinary business operations (i.e., offering of a particular product)); **International Business Machines Corporation** (December 22, 1997)(*proposal to have IBM implement a policy to increase market share in the home and small office software market excluded by staff as ordinary business (i.e., product marketing)*); Mattel, Inc. (January 4, 1996)(determining the manufacturing specifications of a registrant's products, as well as deciding that such specifications would be attractive to and appropriate for a broad consumer segment was properly determined by the staff to fall within the issuer's ordinary business operations, as relating to the nature, content or presentation of a product); Philip Morris Companies, Inc. (February 3, 1993)(proposal to establish a National Cheese Exchange Review Committee to research and recommend to management ways to stabilize the cost of raw milk used in the Company's cheese products and to streamline the company's cheese procurement practices properly excluded as ordinary business); The Kroger Company (March 23, 1992)(use of food irradiation processes and the use and sales of irradiated foodstuffs properly excluded as ordinary business (i.e., products and product lines retailed by the company including the choice of processes and supplies used in the preparation of its products); **IBM** (January 14, 1991)(*proposal relating to the development of a particular product by IBM excluded as ordinary business*); American Telephone and Telegraph Company (December 19, 1986)(proposal to have management produce and offer telephone sets standardized for persons having diminished hearing properly excluded as ordinary business); Prime Computer Inc. (February 10, 1986) (proposal to alter the company's policies with respect to software license fees excluded as ordinary business (i.e., the determination of appropriate fees for company products or services)); Potlatch Corp. (January 23, 1986)(proposal relating to restarting certain operations in the registrant's "Western Wood Products" division excluded as ordinary business (i.e. determining when to reduce or increase operations at the registrant's facilities)); **International Business Machines**

[1] The full 71 page Technical Report authored by the Proponent is far more detailed, and its complexity makes it beyond the comprehension of lay stockholders. At the request of the staff, IBM would be happy to make a copy of the Technical Report available for review.

Corporation (January 14, 1986)(*proposal to have IBM provide customers with certain programming materials, including "computer readable source code" excluded as ordinary business (i.e., determining the form in which Company computer programs will be delivered*)). The same result should apply to the Proposal in the instant case, and the Proposal excluded as part of this Company's ordinary business operations.

The instant Proposal is very similar to the letter in International Business Machines Corporation (December 22, 1997). There, the stockholder was also a former IBM employee, and he did not agree with the direction IBM was taking with respect to the software products IBM delivered to the home and small office business marketplace. That former IBM employee -- also being somewhat more knowledgeable than a layman off the street unfamiliar with our desktop software -- thought IBM ought to be doing more than we were in the small business marketplace, either by delivering another version of OS/2, another operating system for the small business marketplace, or other software products that he, as a former IBMer would find to be suitable. The staff permitted IBM to omit that proposal under the ordinary business exclusion. The same result should apply here.

In substance, the instant situation no different. As in International Business Machines Corporation, *supra*, the instant Proponent has his own views on our software design and development. He would like IBM to simplify our software utilizing a design IBM developed in 1974, which the Proponent himself outlined in a 1977 IBM Technical Report (**Exhibit B**). While the Proponent, as a former IBM employee, is certainly far more techno-saavy than the average IBM stockholder (including the undersigned), and while he may have his own opinions on the design and development of IBM's software products, just as in International Business Machines Corporation, *supra*, it is clear that these views cannot properly form the basis of a stockholder proposal under Rule 14a-8(i)(7).

The instant Proposal, while fixed in terms of this Company's software offerings, can also be analyzed in the same manner set forth a few years ago in Mattel, Inc. (January 4, 1996). In Mattel, a stockholder, dissatisfied with the way the toy manufacturer designed, portrayed and marketed one of its flagship products, the Barbie Doll, lodged a proposal seeking to direct Mattel to redesign the doll in a way that stockholder thought would be more suitable. The stockholder did not like the image Mattel's Barbie Doll portrayed in the marketplace, and believed that if Mattel were to redesign the Barbie with more realistic body proportions, the new Barbie would be a more positive role model. The registrant, in an unusually well-drafted request for no-action relief, correctly maintained that the ordinary business exclusion should be applied. In describing the application of the ordinary business exclusion to that proposal, the registrant wrote that:

> [the Company's] management, under supervision of the Board of Directors, is best positioned to determine how to design and manufacture its products and best serve its customers. Over the years, the development, design and marketing of Mattel's product by management have created enduring and popular products like the BARBIE doll, and Mattel's stockholders have enjoyed the consequent rewards. *Were stockholder proposals to become an approved mechanism for addressing product issues, special interest groups, or for that matter stockholders with differing visions as to how to run a company, could veto a particular product or delay or block its successful introduction into the marketplace. Mattel could not effectively conduct its operations or compete under such circumstances. Persons or interest groups dissatisfied with product decisions by a company's management have numerous means of communicating their views, including refusing to purchase such products, selling their shares, seeking a change in management or undertaking public relations campaigns. However, the shareholder resolution mechanism is an inappropriate forum to debate matters involving, like the Proposal, a company's ordinary business.* *(emphasis added)*

The same analysis advanced so cogently in Mattel can also be applied with equal force to this Proposal.

In a variety of other analogous cases, the staff has consistently ruled that proposals may be excluded under Rule 14a-8(i)(7) where they would seek to regulate, eliminate or otherwise modify the way the registrant delivers its product or service offerings. See Marriott International, Inc. (February 13, 2004)(proposal to issue and enforce a corporate policy against any of its hotels or resorts which it owns or manages from selling or offering to sell any sexually explicit materials through pay-per-view or in its gift shop excluded under rule 14a-8(i)(7) **(i.e. the sale and display of a particular product and the nature, content and presentation of programming)**); Wal-Mart Stores, Inc. (February 13, 2004)(proposal for Wal-Mart to purchase and utilize a particular product relating to on-line credit card purchases properly excluded as relating to Wal-Mart's ordinary business operations (i.e., the purchase of a particular product relating to online security)); The Kroger Co. (March 20, 2003)(proposal that registrant "discontinue use of the Kroger Plus Shopper's Cards" properly excluded as ordinary business **(i.e., the manner in which a company sells and markets its products)**); Time Warner Inc. (February 24, 1997)(proposal to research the effect that certain cartoon characters, especially Porky Pig, have on encouraging the teasing and bullying of children, with a view to retiring some of the characters, properly excluded as ordinary business **(i.e., the nature content or presentation of products and programming)**); American Express Company (January 25, 1990) (proposal seeking for the Company to terminate all fur promotions was properly excluded under the ordinary business exception because the staff found the proposal to relate to the **promotion and sale of a particular product**); USX Corporation (January 26, 1990) (proposal seeking to have the registrant stop the sale of adult soft core pornography at its retail outlets was properly excluded by the staff **as relating to the sale by the registrant of a particular product**); Kimberly-Clark Corporation (February 26, 1987)(proposal to cease making certain paper and products for use by tobacco industry excluded by staff as relating to the company's ordinary business operations **(i.e., decisions about maintaining or changing product lines)**); Philip Morris Companies, Inc. (February 6, **1989)(the decision to cease advertising and abandon a particular line of business** properly determined to be within the registrant's ordinary business operations). See also The Walt Disney Company (November 4, 1997)(proposal seeking to preclude the registrant from affiliating with movies rated other than G or PG-13, television shows rated other than TVG or TV-14 or recordings bearing a parental advisory label properly determined to fall within the ordinary business operations of the registrant inasmuch as the proposal purported to **regulate the nature, content and presentation of the registrant's programming)**; General Motors Corporation (March 4, 1996) (proposal seeking the appointment of vice president level position to monitor the Company's advertising determined to relate to the conduct of the ordinary business of the registrant **(i.e. presentation of advertising)**); Gannett Co. Inc. (March 18, 1993)(proposal to have the registrant, a newspaper and billboard company, prepare a report on its practices with respect to cigarette advertisements properly omitted as falling within the registrant's ordinary business operations, since proposal related to the **nature, presentation and content of the registrant's news and advertising)**.

The staff has also recognized that proposals concerning quality, service, and support matters, including the handling of customer issues with respect to a Company's products and services, also relate to the ordinary business operations of a corporation, and has consistently concurred in the omission of proposals suggesting various procedures to rectify issues associated with quality concerns. See, e.g. Deere & Company (November 30, 2000)(proposal relating to the creation of a "Customer Satisfaction Review

Committee" comprised of shareholders was properly excluded as relating to the registrant's ordinary business operations (i.e., customer relations)); American Telephone and Telegraph Company (January 25, 1993)(proposal to initiate audit procedures to track customer correspondence to rectify lack of response by registrant properly excluded as ordinary business); The Goodyear Tire and Rubber Company (January 28, 1991)(proposal to establish committee to study the handling of consumer and shareholder complaints excluded); General Motors Corporation (February 13, 1979)(proposal to have the Company establish a consumer relations department in order to rectify dealer disputes determined to be a matter relating to the conduct of General Motors' ordinary business operations).

As in International Business Machines Corporation, *supra*, this Company's internal management is in the best position to determine how to best design and develop the software products we bring to market, as our continued success in the marketplace is dependent upon our delivery of quality offerings. IBM has long been known for our software offerings as well as our excellent customer service. These are subjects which are entirely within existing management's own expertise. Just as the development, marketing, and distribution of our software has, over the years, been instrumental in our success, so too is the Company's commitment to work to address issues our customers have with our software and other product offerings. To the extent our customers have difficulty with our software, or otherwise raise quality issues, IBM maintains multiple channels for our customers to contact us, including telephone hotlines, help desks, and other support channels.

Although the stockholder proposal process is not proper way for the Proponent to raise the issues in the Proposal, we wish to highlight that IBM maintains a special vehicle to handle ideas and suggestions with respect to our product and service offerings. For many years, IBM has maintained an External Submissions Program, where ideas and suggestions relevant to our business have been properly reviewed and addressed in an organized manner. IBM's External Submissions program can be found on our Internet web site at:

https://www-306.ibm.com/contact/submissions/extsub.nsf/BusinessProposal?OpenForm

(See **Exhibit D**)

Our External Submissions web site enables all interested parties to make an electronic submission to IBM on an idea, suggestion, software proposal or business proposal. Thereafter, IBM's team of experts determine if IBM has an interest in pursuing the submission. We specifically note on the web site that:

> **"Submissions can be business propositions including marketing and development relationships, software proposals, equity, acquisition, and joint venture proposals, patents including those issued and pending, *and ideas relating to IBM products and services*."**

The public is encouraged to use this web site to share their ideas on our products and services. Given all of these facts, it is the Company's position that the instant Proposal may be omitted from our 2005 proxy materials under Rule 14a-8(i)(7). Therefore, upon the basis of the policy of the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

We are sending the Proponent a copy of this letter, advising of our intent to exclude the Proposal from our proxy materials for the 2005 Annual Meeting. If the staff disagrees with the Company's conclusion that the Proposal may be omitted from its proxy materials, I request the opportunity to confer with you prior to the issuance of your position. If the staff requires any further information, including a full copy of the Proponent's Technical Report, entitled "PROSE Specification," please call me at 914-499-6148. The Proponent is also respectfully requested to copy me on any response which may be made to the Commission in connection with the Proposal. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Attachments

cc: Mr. and Mrs. Edward S. Lowry
7 Alder Way
Bedford, Massachusetts 01730

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

Edward S. Lowry
7 Alder Way
Bedford Mass 01730
781 276-4098
eslowry@alum.mit.edu
users.rcn.com/eslowry

November 1, 2004

Office of the Secretary
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Dear Sir:

We wish to advise IBM Management that we, Edward S. Lowry and M. J. Leslie Lowry, 7 Alder Way, Bedford MA 01730, joint holders of 144 shares, intend to submit the following proposal at the 2005 Annual Meeting.

Resolved: The Stockholders request that the Board of Directors take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago.

Reasons:
Needless complexity damages the quality of software in almost all its dimensions. Such quality deficiencies can burden many computer users including IBM customers and stockholders. Currently available software languages impose burdens of harmful complexity which were known to be avoidable in a design developed at IBM in 1974. It was published as "PROSE Specification" by E. S. Lowry, IBM Poughkeepsie Laboratory Technical Report TR 00.2909, November 23,1977. Such needless complexity degrades the quality of the users' information in several dimensions. Further slow progress in eliminating harmful complexity from software can raise concerns about public safety and national security. Simplifying software may also lead to simplifications in many kinds of technical knowledge.



Edward S. Lowry — 1 Nov. 2004



M. J. Leslie Lowry — 1 Nov 2004

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8



Article 1 of 1 If you wish to order a copy of this document, please call TL 224-4466 or send a note to IT Orders/White Plains/Contr/IBM.

TITLE **PROSE Specification.** November 1977.

ORDER 77A 05038

LOCATION Poughkeepsie Lab

AUTHOR **Lowry, E. S.**

REPORT TR-00.2909

ABSTRACT 71p. PROSE is a formal programming language with a high degree of data representation independence. The objective of PROSE is to improve ease of use by reducing complexity. Complexity addresses total user interface, user programs and automatic analysis of programs.

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8



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Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8



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This Web page will enable you to make an electronic submission to IBM on an idea, suggestion, software proposal or business proposal.

Our team of experts can act as your single point of contact within IBM to determine if IBM has an interest in your submission. Submissions can be business propositions including marketing and development relationships, software proposals, equity, acquisition, and joint venture proposals, patents including those issued and pending, and ideas relating to IBM products and services.

Please note that all communications to IBM are on a nonconfidential basis. Additionally, all communications are handled electronically; we do not accept postal mail.

Direct any other questions or inquiries regarding your submission to: extsub@us.ibm.com.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 6, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated December 13, 2004

The proposal requests that the board take steps to offer IBM customers software technology that has greater simplicity.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., the design and development of IBM's software products). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Heather L. Maples
Special Counsel